EXHIBIT 11

              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                        IN AND FOR NEW CASTLE COUNTY

THE A. DAVID MAROKO AND                       )
RONALD A. BILOON ROLLOVER IRA,                )
and RONDA, INC., on behalf of themselves      )
and all others similarly situated,            )
                                              )
                        Plaintiffs,           )
                                              )
                  v.                          )       C.A. No. 20291
                                              )
JOHN H. WESTERBEKE, JR., THOMAS               )
M. HAYTHE, GERALD BENCH, JAMES                )
W. STOREY, and WESTERBEKE                     )
CORPORATION,                                  )
                                              )
                        Defendants.           )

                          STIPULATION OF SETTLEMENT
                          -------------------------

      The parties to the above-captioned action, by and through their respective attorneys, have entered into the following Stipulation of Settlement (the "Stipulation") subject to the approval of the Court of Chancery of the State of Delaware in and for New Castle County (the "Court"):

WHEREAS,

      A.    Defendant Westerbeke Corporation ("Westerbeke" or the
"Company") is a Delaware corporation with its principal place of business in Taunton, Massachusetts.

      B. Defendants John H. Westerbeke, Jr., Thomas M. Haythe, Gerald Bench and James W. Storey (collectively, the "Individual Defendants") are directors of Westerbeke.

      C. Westerbeke Acquisition Corporation ("Acquisition") beneficially owns approximately 56.2% of the outstanding shares of Westerbeke common stock. Mr.


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Westerbeke is the sole stockholder of Acquisition.

      D. At a meeting of the board of directors (the "Board") held on December 6, 2002, Mr. Westerbeke proposed to the Board a transaction that would result in the Company becoming a privately held entity of which Mr. Westerbeke would beneficially own 100% of the outstanding equity, with the public stockholders receiving $2.30 per share in cash. The closing price of Westerbeke common stock on December 5, 2002 was $2.14 per share. Mr. Westerbeke informed the Board that he was unwilling to sell any of his shares of Westerbeke common stock.

      E. At the December 6, 2002 Board meeting and in response to Mr. Westerbeke's proposal, the Board adopted resolutions forming a special committee of independent directors, consisting of Messrs. Storey and Bench (the "Special Committee"), to review and make recommendations to the Board with respect to Mr. Westerbeke's proposal.

      F. On February 3, 2003, the special committee retained Richards, Layton & Finger, P.A. as counsel to the Special Committee. The Special Committee retained Stout Risius Ross, Inc. ("Stout Risius") to provide financial advisory services to the Special Committee on February 18, 2003.

      G.    On April 22, 2003, the Special Committee met with Mr.
Westerbeke and following negotiations, Mr. Westerbeke proposed to increase his offer from $2.30 per share to $3.00 per share. The Special Committee agreed to the increased price per share.

      H. At a Special Committee meeting held on April 29, 2003, Stout Risius advised the Special Committee that the consideration of $3.00 per share in cash was fair


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to Westerbeke's stockholders (other than Mr. Westerbeke and his affiliates). Stout Risius delivered its written fairness opinion on May 2, 2003.

      I. On May 5, 2003, Westerbeke announced that it had entered into a definitive merger agreement (the "Merger Agreement") with Acquisition pursuant to which each of the approximately 850,000 shares of Westerbeke common stock not owned by Acquisition would be converted into the right to receive $3.00 per share in cash (the "Merger").

      J. In response to the announcement of the Merger, a class action complaint was filed in this Court styled as The A. David Maroko and Ronald
A. Biloon Rollover IRA, and Ronda, Inc. v. John H. Westerbeke, Jr., Thomas
M. Haythe, Gerald Bench, James W. Storey, and Westerbeke Corporation, C.A. No. 20291 (the "Action"). The complaint in the Action generally alleged that the Individual Defendants breached their fiduciary duties in connection with the Merger.

      K. In response to a request for production of documents, the Individual Defendants and Westerbeke (collectively, "Defendants") produced over 2,100 pages of documents to plaintiffs.

      L. After months of arm's-length negotiations, the parties to the Action reached an agreement in principle to settle the Action.

      M. Plaintiffs, through their attorneys, have conducted an extensive investigation of the facts and circumstances underlying the issues raised in the Action as deemed necessary to enter into this Stipulation, including a review of all publicly-available information and information produced in discovery relating to the Merger and


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have analyzed potential remedial measures relating to the Merger.
Plaintiffs' counsel have also deposed Mr. Westerbeke and Gregory O'Hara of Stout Risius.

      N. In light of the aforementioned investigation, the facts developed in discovery, the events, negotiations and agreements described above, and analysis of applicable law, counsel for plaintiffs in the Action have concluded that the terms and conditions of the settlement provided for in this Stipulation (the "Settlement") are fair, reasonable, adequate, and in the best interests of the plaintiffs and all record and beneficial holders of common stock of the Company (other than the Defendants and any person, firm, trust, corporation or other entity related or affiliated with any of the Defendants) for the period from and including May 5, 2003 through and including the effective date of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them (the "Class").

      O. Plaintiffs in the Action enter into this Stipulation after taking into account (i) the substantial benefits to the members of the Class from the increased merger consideration and other benefits provided by the Settlement, (ii) the risk of continued litigation, (iii) the desirability of permitting the Settlement to be consummated as provided by the terms of this Stipulation, and (iv) the conclusion of counsel for plaintiffs that the terms and conditions of the Settlement are fair, reasonable, adequate and in the best interests of the Westerbeke common stockholders represented in the Action. Plaintiffs and plaintiffs' counsel have agreed to the terms of the Settlement because, in


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their view, the Settlement achieves plaintiffs' objectives in the Action and provides plaintiffs and the members of the Class with a fair value for their shares.

      P. While maintaining their innocence of any fault or wrongdoing, and relying on the provision of the Stipulation that it shall in no event be construed as or deemed to be evidence of an admission or concession on the part of Defendants or any Released Person (as defined below) of any fault or liability whatsoever, and without conceding any infirmity in their defenses against the claims alleged in the Action, Defendants consider it desirable that the Action be settled and dismissed, subject to the terms and conditions of the Stipulation, because the Settlement will (i) halt the substantial expense, inconvenience and distraction of continued litigation of plaintiffs' claims; (ii) finally put to rest those claims; and (iii) dispel any uncertainty that may exist as a result of this litigation.

      NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and among the parties, subject to the approval of the Court pursuant to Court of Chancery Rule 23 (with no opt-out rights), that the Action hereby is compromised, settled, released, discharged and dismissed with prejudice in accordance with the terms and conditions set forth below.

                               The Settlement
                               --------------

      1. The Merger Agreement has been amended to increase the Merger Consideration, as defined in Section 2.01(a) of the Merger Agreement, from a right to receive $3.00 per share in cash to a right to receive $3.26 per share in cash.

      2. In consideration for the terms and conditions of the Stipulation, any


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and all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, that have been or could have been asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence or violations of the federal or state securities laws) by or on behalf of any and all of the plaintiffs in the Action and any and all of the members of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against Defendants (including the Individual Defendants), and/or any of their families, parent entities, associates, affiliates (including, without limitation, Acquisition) or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, engineers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons") which have arisen, could have arisen, arise now, or relate in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to the Complaint, the Action, the Merger Agreement or the Merger (collectively, the "Settled Claims") shall be fully, finally, and forever


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compromised, settled, discharged, dismissed with prejudice and released.

                     Submission and Application to Court
                     -----------------------------------

      3. As soon as practicable after the execution of the Stipulation, the parties hereto shall jointly apply to the Court for an order substantially in the form attached hereto as Exhibit A (the "Scheduling Order").

                                   Notice
                                   ------

      4. Westerbeke will pay all actual costs incurred in identifying and notifying by mail the members of the Class of the Settlement, including the printing and copying of the Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing (the "Notice"), substantially in the form attached hereto as Exhibit B as set forth in the Scheduling Order.

                          Order and Final Judgment
                          ------------------------

      5. If the Settlement (including any modification thereto made with the consent of the parties as provided for herein) is approved by the Court, the parties shall promptly request the Court to enter an Order and Final Judgment substantially in the form attached hereto as Exhibit C.

                           Finality of Settlement
                           ----------------------

      6. The Settlement shall be considered final ("Final," "Final Approval" or "Finally Approved") for purposes of this Stipulation: (i) upon entry of the Order and Final Judgment approving the Settlement; and (ii) upon the expiration of any applicable appeal period for the appeal of the Order and Final Judgment without an appeal having been filed or, if an appeal is taken, upon entry of an order affirming the Order and Final


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Judgment appealed from and the expiration of any applicable period for the reconsideration, rehearing or appeal of such affirmance without any motion for reconsideration or rehearing or further appeal having been filed.

                    Right to Withdraw from the Settlement
                    -------------------------------------

      7. Each of the parties shall have the option to withdraw from and terminate the Settlement in the event that (i) either the Scheduling Order or the Order and Final Judgment referred to above are not entered substantially in the forms specified herein, or in a form as may be ordered by the Court with the consent of the parties, (ii) the Settlement is not approved by the Court, is disapproved or substantially modified upon appeal or otherwise does not become Final, or (iii) the Merger is not consummated.

      8. In the event the Settlement proposed herein is not Finally Approved by the Court, or the Court approves the Settlement but such approval is reversed or vacated on appeal, reconsideration or otherwise and such order reversing or vacating the Settlement becomes final by lapse of time or otherwise, or if any of the conditions to such Settlement are not fulfilled, then the Settlement proposed herein shall be of no further force and effect, and this Stipulation and all negotiations, proceedings and statements relating thereto and any amendment thereof shall be null and void and without prejudice to any party hereto, and each party shall be restored to his, her or its respective position as it existed prior to the execution of this Stipulation.

      9. In order to exercise the option to withdraw from and terminate this Settlement, a party must provide, within five (5) days of the event giving rise to such option, written notice of such withdrawal and the grounds therefor to all signatories to


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this Stipulation.

                       Defendants' Denial of Liability
                       -------------------------------

      10. Defendants in the Action specifically disclaim any liability whatsoever relating to any of the Settled Claims, expressly deny having engaged in any wrongful or illegal activity, or having violated any law or regulation or duty, expressly deny that any person or entity has suffered any harm or damages as a result of the Settled Claims, and are making this Settlement solely to avoid the distraction, burden and expense occasioned by continued litigation. The Court has made no finding that Defendants engaged in any wrongdoing or wrongful conduct or otherwise acted improperly or in violation of any law or regulation or duty in any respect.
Defendants believe they have acted with the utmost candor and honesty, and have at all times acted in the best interests of the Westerbeke stockholders. Without conceding any infirmity in their defenses against the Settled Claims, Defendants are agreeing to the Settlement solely to avoid the substantial burden, expense, distraction and inconvenience of continued litigation.

                        Attorneys' Fees and Expenses
                        ----------------------------

      11. At or before the hearing, counsel for plaintiffs in the Action will petition the Court for an award of attorneys' fees and expenses in an aggregate amount not to exceed $100,000. Defendants agree they will not object to such an application by plaintiffs' counsel, but Defendants retain the right to oppose any other application for fees or disbursements in the Action by plaintiffs, plaintiffs' counsel or any other person. Defendants agree to pay any fees and expenses that are awarded by the Court in the


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Action to the firm of Wechsler Harwood LLP as receiving agent for plaintiffs' counsel in the Action. All fees paid to plaintiffs' counsel shall be paid exclusively by Westerbeke or its successors on behalf of and for the benefit of the Individual Defendants. The fairness, reasonableness and adequacy of the Settlement may be considered and ruled upon by the Court independently of any award of attorneys' fees and reimbursement of expenses. No counsel for plaintiffs in the Action shall apply to any court for any fees or disbursements except as provided for in this paragraph.

      12. Subject to the terms and conditions of this Stipulation, any fees and expenses awarded by the Court shall be payable by Westerbeke or its successors within 7 days after the later of (i) Final Approval of the Settlement or (ii) the closing of the Merger. Except as expressly provided herein, Defendants shall bear no other expenses, costs, damages, or fees alleged or incurred by the named plaintiffs in the Action, or any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives.

                          Release of Unknown Claims
                          -------------------------

      13. The release contemplated by this Stipulation extends to claims that plaintiffs, on behalf of the Class, do not know or suspect to exist at the time of the release, which if known, might have affected the decision to enter into this release and Stipulation. Each of the named plaintiffs and each member of the Class shall be deemed to waive any and all provisions, rights and benefits and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person's release of unknown claims. Plaintiffs, on behalf


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of the class, acknowledge that they or members of the Class may discover facts in addition to or that are different from those that they now know or believe to be true with respect to the subject matter of this release and Stipulation, but that it is their intention, on behalf of the Class, to fully, finally and forever settle and release any and all claims released hereby, known or unknown, suspected or unsuspected, which now exist, or heretofore existed and without regard to the subsequent discovery or existence of such additional or different facts.

                                  Authority
                                  ---------

      14. Each of the attorneys executing the Stipulation on behalf of one or more of the parties hereto warrants and represents that he or she has been duly authorized and empowered to execute this Stipulation on behalf of his or her respective client or clients.

                        Stipulation Not An Admission
                        ----------------------------

      15. The provisions contained in the Stipulation and all negotiations, statements and proceedings in connection therewith shall not be deemed a presumption, a concession or an admission by any defendant of any fault, liability or wrongdoing as to any fact or claim alleged or asserted in the Action or any other actions or proceedings and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in these or any other actions or proceedings, whether civil, criminal or administrative, except in a proceeding to enforce the terms or conditions of this Stipulation.

      16. This Stipulation, together with any exhibits, shall be deemed to have


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been mutually prepared by the settling parties and shall not be construed against any of them by reason of authorship.

                                Counterparts
                                ------------

      17. This Stipulation may be executed in any number of actual or telecopied counterparts and by each of the different parties thereto on several counterparts, each of which when so executed and delivered shall be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached to one such original and shall constitute one and the same instrument.

                                   Waiver
                                   ------

      18. The waiver by any party of any breach of this Stipulation shall not be deemed or construed as a waiver of any other breach, whether prior, subsequent, or contemporaneous, of this Stipulation.

                                 Amendments
                                 ----------

      19. This Stipulation may not be amended, or any of its provisions waived, except by a writing executed by all of the parties hereto.

      20. This Stipulation, upon becoming operative, shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, executors and administrators and upon any corporation, partnership or entity into or with which any party may merge or consolidate.

      21. All of the exhibits hereto are incorporated herein by reference as if set forth herein verbatim, and the terms of all exhibits are expressly made part of this

Stipulation.

                            Governing Law; Forum
                            --------------------

      22. This Stipulation shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to conflict of law principles.

      23. In the event of any dispute or disagreement with respect to the meaning, effect or interpretation of the Stipulation or an attached exhibit or in the event of a claimed breach of the Stipulation or an attached exhibit, the parties hereto agree that such dispute will be adjudicated only in this Court. The Court shall retain jurisdiction for purposes, among other things, of administering the Settlement and resolving any disputes hereunder without affecting the finality of the Settlement.

                                Best Efforts
                                ------------

      24. The parties hereto and their attorneys agree to cooperate fully with one another in seeking the Court's approval of this Stipulation and the Settlement and to use their best efforts to effect the prompt Final Approval of this Stipulation and the Settlement.

      25. If any claims which are or would be subject to the release and dismissal contemplated by the Settlement are asserted against any person in any court prior to or following Final Approval of the Settlement, the plaintiffs shall join, where possible, in any motion to dismiss or stay such proceedings and shall otherwise use their best efforts to effect a withdrawal or dismissal of the claims.

                          Non-Assignment of Claims
                          ------------------------

      26. Plaintiffs in the Action and their counsel represent and warrant that


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(i) plaintiffs are members of the Class, and (ii) none of the plaintiffs'
claims or causes of action in the Action has been assigned, encumbered or in any manner transferred in whole or in part.


OF COUNSEL:


                                    By: /s/ Craig B. Smith
                                    ----------------------
Matthew M. Houston                  Craig B. Smith (#472)
Wechsler Harwood LLP                Smith, Katzenstein & Furlow, LLP
488 Madison Avenue                  800 Delaware Avenue
8th Floor                           Wilmington, Delaware  19801
New York, New York  10022           (302) 652-8400
(212) 935-7400                      Attorneys for Plaintiffs


                                    By: /s/ Raymond J. DiCamillo
                                    ----------------------------
                                    Raymond J. DiCamillo (#3188)
                                    Richards, Layton & Finger, P.A.
                                    One Rodney Square
                                    P.O. Box 551
                                    Wilmington, Delaware  19899
                                    (302) 651-7700
                                    Attorneys for Defendants


Dated:  December 30, 2003

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